INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE                                                                                                                                      July 8, 2003
Contact: Investor Relations
                Albert W. Atallah
                Phone: (858) 668-1808 ext.206
                e-mail: info@thunderbirdgaming.com

Annual General Meeting and Listing Update

International Thunderbird Gaming Corporation (TSX - INB) is pleased to announce the results of its Annual General Meeting of Shareholders held on June 27, 2003. Jean Duval and Albert Atallah were elected directors for the Company joining Jack R. Mitchell and Salomon Guggenheim as directors. In addition, Davidson & Company were appointed as the Company's auditor for the ensuing year. Jack R. Mitchell presented the Directors' Report and updated the Company's state of affairs.

The Canadian Trading and Quotation System (CNQ) approved for quotation, International Thunderbird Gaming Corporation's common shares, with a ticker symbol "ITGC". The Company's shares will be eligible for trading when the CNQ marketplace is launched on July 25, 2003. We are pleased the Company met the CNQ requirements and will be among the initial group of issuers to embark on the CNQ's new initiative to offer an effective alternative marketplace for the Company's common shares. Information about the Company and a list of participating CNQ dealers will soon be available on the CNQ website: www.cnq.ca. The Company believes the CNQ's enhanced disclosure procedures and streamlined regulatory model combined with the competitive market maker system will provide visibility and liquidity for shareholders. The Company's shares were suspended from trading on the TSX effective November 1, 2002. The Company submitted its request to voluntarily de-list from the TSX which the CNQ required as a condition to trading on the CNQ.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com    website: www.thunderbirdgaming.com